UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Amendment No.      )*

Under the Securities Exchange Act of 1934

Panacea Acquisition Corp. II

(Name of Issuer)

Class A Ordinary Shares, par value $0.0001 per share

(Titles of Class of Securities)

G6882C 106

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out of a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON EcoR1 Panacea Holdings II, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 6,295,000 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 6,295,000 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,295,000 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 26.7% (2)
12	TYPE OF REPORTING PERSON OO

(1)	Includes 5,750,000 Class A ordinary shares of Panacea Acquisition Corp. II (the “Company”), par value $0.0001 per share (“Class A Ordinary Shares”), issuable upon conversion of 2,300,000 Class B ordinary shares (the “Founder Shares”) and 3,450,000 Class F ordinary shares (the “Alignment Shares”) of the Company, par value $0.0001 per share. The Founder Shares and Alignment Shares will automatically convert into Class A Ordinary Shares at the time of the Company’s initial business combination, or earlier at the option of the holder, on a one-for-one basis, subject to adjustment. EcoR1 Panacea Holdings II, LLC (the “Sponsor”) is the record holder of the Founder Shares and Alignment Shares reported herein. EcoR1 Capital Fund, L.P., EcoR1 Capital Fund Qualified, L.P. and EcoR1 Venture Opportunity Fund, LP are the principal members of the Sponsor. EcoR1 Capital, LLC is the general partner of EcoR1 Capital Fund, L.P. and EcoR1 Capital Fund Qualified, L.P., and the investment adviser to EcoR1 Venture Opportunity Fund, LP, Biotech Opportunity GP, LLC, is the general partner of EcoR1 Venture Opportunity Fund, LP. Oleg Nodelman is the control person of EcoR1 Capital, LLC and Biotech Opportunity GP, LLC. As such, Mr. Nodelman may be deemed to have beneficial ownership of the ordinary shares held directly by the Sponsor and the various funds.

(2)	The calculation assumes that there is a total of 23,545,000 Class A Ordinary Shares outstanding, which is the sum of (i) the 17,795,000 Class A Ordinary Shares outstanding as of February 7, 2022, as reported on the Form 10-Q/A filed by the Company on February 7, 2022 (the “Report”), and (ii) the 5,750,000 Class A Ordinary Shares issuable upon conversion of the Founder Shares and the Alignment Shares, as reported in the Report.

1	NAME OF REPORTING PERSON EcoR1 Capital Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 6,295,000 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 6,295,000 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,295,000 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 26.7% (2)
12	TYPE OF REPORTING PERSON PN

(1)	Includes 5,750,000 Class A ordinary shares of Panacea Acquisition Corp. II (the “Company”), par value $0.0001 per share (“Class A Ordinary Shares”), issuable upon conversion of 2,300,000 Class B ordinary shares (the “Founder Shares”) and 3,450,000 Class F ordinary shares (the “Alignment Shares”) of the Company, par value $0.0001 per share. The Founder Shares and Alignment Shares will automatically convert into Class A Ordinary Shares at the time of the Company’s initial business combination, or earlier at the option of the holder, on a one-for-one basis, subject to adjustment. EcoR1 Panacea Holdings II, LLC (the “Sponsor”) is the record holder of the Founder Shares and Alignment Shares reported herein. EcoR1 Capital Fund, L.P., EcoR1 Capital Fund Qualified, L.P. and EcoR1 Venture Opportunity Fund, LP are the principal members of the Sponsor. EcoR1 Capital, LLC is the general partner of EcoR1 Capital Fund, L.P. and EcoR1 Capital Fund Qualified, L.P., and the investment adviser to EcoR1 Venture Opportunity Fund, LP, Biotech Opportunity GP, LLC, is the general partner of EcoR1 Venture Opportunity Fund, LP. Oleg Nodelman is the control person of EcoR1 Capital, LLC and Biotech Opportunity GP, LLC. As such, Mr. Nodelman may be deemed to have beneficial ownership of the ordinary shares held directly by the Sponsor and the various funds.

(2)	The calculation assumes that there is a total of 23,545,000 Class A Ordinary Shares outstanding, which is the sum of (i) the 17,795,000 Class A Ordinary Shares outstanding as of February 7, 2022, as reported on the Form 10-Q/A filed by the Company on February 7, 2022 (the “Report”), and (ii) the 5,750,000 Class A Ordinary Shares issuable upon conversion of the Founder Shares and the Alignment Shares, as reported in the Report.

1	NAME OF REPORTING PERSON EcoR1 Capital Fund Qualified, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 6,295,000 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 6,295,000 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,295,000 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 26.7% (2)
12	TYPE OF REPORTING PERSON PN

(1)	Includes 5,750,000 Class A ordinary shares of Panacea Acquisition Corp. II (the “Company”), par value $0.0001 per share (“Class A Ordinary Shares”), issuable upon conversion of 2,300,000 Class B ordinary shares (the “Founder Shares”) and 3,450,000 Class F ordinary shares (the “Alignment Shares”) of the Company, par value $0.0001 per share. The Founder Shares and Alignment Shares will automatically convert into Class A Ordinary Shares at the time of the Company’s initial business combination, or earlier at the option of the holder, on a one-for-one basis, subject to adjustment. EcoR1 Panacea Holdings II, LLC (the “Sponsor”) is the record holder of the Founder Shares and Alignment Shares reported herein. EcoR1 Capital Fund, L.P., EcoR1 Capital Fund Qualified, L.P. and EcoR1 Venture Opportunity Fund, LP are the principal members of the Sponsor. EcoR1 Capital, LLC is the general partner of EcoR1 Capital Fund, L.P. and EcoR1 Capital Fund Qualified, L.P., and the investment adviser to EcoR1 Venture Opportunity Fund, LP, Biotech Opportunity GP, LLC, is the general partner of EcoR1 Venture Opportunity Fund, LP. Oleg Nodelman is the control person of EcoR1 Capital, LLC and Biotech Opportunity GP, LLC. As such, Mr. Nodelman may be deemed to have beneficial ownership of the ordinary shares held directly by the Sponsor and the various funds.

(2)	The calculation assumes that there is a total of 23,545,000 Class A Ordinary Shares outstanding, which is the sum of (i) the 17,795,000 Class A Ordinary Shares outstanding as of February 7, 2022, as reported on the Form 10-Q/A filed by the Company on February 7, 2022 (the “Report”), and (ii) the 5,750,000 Class A Ordinary Shares issuable upon conversion of the Founder Shares and the Alignment Shares, as reported in the Report.

1	NAME OF REPORTING PERSON EcoR1 Venture Opportunity Fund, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 6,295,000 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 6,295,000 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,295,000 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 26.7% (2)
12	TYPE OF REPORTING PERSON PN

(1)	Includes 5,750,000 Class A ordinary shares of Panacea Acquisition Corp. II (the “Company”), par value $0.0001 per share (“Class A Ordinary Shares”), issuable upon conversion of 2,300,000 Class B ordinary shares (the “Founder Shares”) and 3,450,000 Class F ordinary shares (the “Alignment Shares”) of the Company, par value $0.0001 per share. The Founder Shares and Alignment Shares will automatically convert into Class A Ordinary Shares at the time of the Company’s initial business combination, or earlier at the option of the holder, on a one-for-one basis, subject to adjustment. EcoR1 Panacea Holdings II, LLC (the “Sponsor”) is the record holder of the Founder Shares and Alignment Shares reported herein. EcoR1 Capital Fund, L.P., EcoR1 Capital Fund Qualified, L.P. and EcoR1 Venture Opportunity Fund, LP are the principal members of the Sponsor. EcoR1 Capital, LLC is the general partner of EcoR1 Capital Fund, L.P. and EcoR1 Capital Fund Qualified, L.P., and the investment adviser to EcoR1 Venture Opportunity Fund, LP, Biotech Opportunity GP, LLC, is the general partner of EcoR1 Venture Opportunity Fund, LP. Oleg Nodelman is the control person of EcoR1 Capital, LLC and Biotech Opportunity GP, LLC. As such, Mr. Nodelman may be deemed to have beneficial ownership of the ordinary shares held directly by the Sponsor and the various funds.

(2)	The calculation assumes that there is a total of 23,545,000 Class A Ordinary Shares outstanding, which is the sum of (i) the 17,795,000 Class A Ordinary Shares outstanding as of February 7, 2022, as reported on the Form 10-Q/A filed by the Company on February 7, 2022 (the “Report”), and (ii) the 5,750,000 Class A Ordinary Shares issuable upon conversion of the Founder Shares and the Alignment Shares, as reported in the Report.

1	NAME OF REPORTING PERSON EcoR1 Capital, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 6,295,000 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 6,295,000 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,295,000 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 26.7% (2)
12	TYPE OF REPORTING PERSON OO, IA

(1)	Includes 5,750,000 Class A ordinary shares of Panacea Acquisition Corp. II (the “Company”), par value $0.0001 per share (“Class A Ordinary Shares”), issuable upon conversion of 2,300,000 Class B ordinary shares (the “Founder Shares”) and 3,450,000 Class F ordinary shares (the “Alignment Shares”) of the Company, par value $0.0001 per share. The Founder Shares and Alignment Shares will automatically convert into Class A Ordinary Shares at the time of the Company’s initial business combination, or earlier at the option of the holder, on a one-for-one basis, subject to adjustment. EcoR1 Panacea Holdings II, LLC (the “Sponsor”) is the record holder of the Founder Shares and Alignment Shares reported herein. EcoR1 Capital Fund, L.P., EcoR1 Capital Fund Qualified, L.P. and EcoR1 Venture Opportunity Fund, LP are the principal members of the Sponsor. EcoR1 Capital, LLC is the general partner of EcoR1 Capital Fund, L.P. and EcoR1 Capital Fund Qualified, L.P., and the investment adviser to EcoR1 Venture Opportunity Fund, LP, Biotech Opportunity GP, LLC, is the general partner of EcoR1 Venture Opportunity Fund, LP. Oleg Nodelman is the control person of EcoR1 Capital, LLC and Biotech Opportunity GP, LLC. As such, Mr. Nodelman may be deemed to have beneficial ownership of the ordinary shares held directly by the Sponsor and the various funds.

(2)	The calculation assumes that there is a total of 23,545,000 Class A Ordinary Shares outstanding, which is the sum of (i) the 17,795,000 Class A Ordinary Shares outstanding as of February 7, 2022, as reported on the Form 10-Q/A filed by the Company on February 7, 2022 (the “Report”), and (ii) the 5,750,000 Class A Ordinary Shares issuable upon conversion of the Founder Shares and the Alignment Shares, as reported in the Report.

1	NAME OF REPORTING PERSON Biotech Opportunity GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 6,295,000 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 6,295,000 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,295,000 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 26.7% (2)
12	TYPE OF REPORTING PERSON OO

(1)	Includes 5,750,000 Class A ordinary shares of Panacea Acquisition Corp. II (the “Company”), par value $0.0001 per share (“Class A Ordinary Shares”), issuable upon conversion of 2,300,000 Class B ordinary shares (the “Founder Shares”) and 3,450,000 Class F ordinary shares (the “Alignment Shares”) of the Company, par value $0.0001 per share. The Founder Shares and Alignment Shares will automatically convert into Class A Ordinary Shares at the time of the Company’s initial business combination, or earlier at the option of the holder, on a one-for-one basis, subject to adjustment. EcoR1 Panacea Holdings II, LLC (the “Sponsor”) is the record holder of the Founder Shares and Alignment Shares reported herein. EcoR1 Capital Fund, L.P., EcoR1 Capital Fund Qualified, L.P. and EcoR1 Venture Opportunity Fund, LP are the principal members of the Sponsor. EcoR1 Capital, LLC is the general partner of EcoR1 Capital Fund, L.P. and EcoR1 Capital Fund Qualified, L.P., and the investment adviser to EcoR1 Venture Opportunity Fund, LP, Biotech Opportunity GP, LLC, is the general partner of EcoR1 Venture Opportunity Fund, LP. Oleg Nodelman is the control person of EcoR1 Capital, LLC and Biotech Opportunity GP, LLC. As such, Mr. Nodelman may be deemed to have beneficial ownership of the ordinary shares held directly by the Sponsor and the various funds.

(2)	The calculation assumes that there is a total of 23,545,000 Class A Ordinary Shares outstanding, which is the sum of (i) the 17,795,000 Class A Ordinary Shares outstanding as of February 7, 2022, as reported on the Form 10-Q/A filed by the Company on February 7, 2022 (the “Report”), and (ii) the 5,750,000 Class A Ordinary Shares issuable upon conversion of the Founder Shares and the Alignment Shares, as reported in the Report.

1	NAME OF REPORTING PERSON Oleg Nodelman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 6,295,000 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 6,295,000 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,295,000 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 26.7% (2)
12	TYPE OF REPORTING PERSON IN

(1)	Includes 5,750,000 Class A ordinary shares of Panacea Acquisition Corp. II (the “Company”), par value $0.0001 per share (“Class A Ordinary Shares”), issuable upon conversion of 2,300,000 Class B ordinary shares (the “Founder Shares”) and 3,450,000 Class F ordinary shares (the “Alignment Shares”) of the Company, par value $0.0001 per share. The Founder Shares and Alignment Shares will automatically convert into Class A Ordinary Shares at the time of the Company’s initial business combination, or earlier at the option of the holder, on a one-for-one basis, subject to adjustment. EcoR1 Panacea Holdings II, LLC (the “Sponsor”) is the record holder of the Founder Shares and Alignment Shares reported herein. EcoR1 Capital Fund, L.P., EcoR1 Capital Fund Qualified, L.P. and EcoR1 Venture Opportunity Fund, LP are the principal members of the Sponsor. EcoR1 Capital, LLC is the general partner of EcoR1 Capital Fund, L.P. and EcoR1 Capital Fund Qualified, L.P., and the investment adviser to EcoR1 Venture Opportunity Fund, LP, Biotech Opportunity GP, LLC, is the general partner of EcoR1 Venture Opportunity Fund, LP. Oleg Nodelman is the control person of EcoR1 Capital, LLC and Biotech Opportunity GP, LLC. As such, Mr. Nodelman may be deemed to have beneficial ownership of the ordinary shares held directly by the Sponsor and the various funds.

(2)	The calculation assumes that there is a total of 23,545,000 Class A Ordinary Shares outstanding, which is the sum of (i) the 17,795,000 Class A Ordinary Shares outstanding as of February 7, 2022, as reported on the Form 10-Q/A filed by the Company on February 7, 2022 (the “Report”), and (ii) the 5,750,000 Class A Ordinary Shares issuable upon conversion of the Founder Shares and the Alignment Shares, as reported in the Report.

Item 1(a).	Name of Issuer:

Panacea Acquisition Corp. II

Item 1(b).	Address of Issuer’s Principal Executive Offices:

357 Tehama Street, Floor 3, San Francisco, CA 94103

Item 2(a).	Name of Person Filing:

This statement is being filed jointly pursuant to §240.13d-1(k)(1) on behalf of each of the following persons (collectively, the “Reporting Persons”):

1.	EcoR1 Panacea Holdings II, LLC
2.	EcoR1 Capital Fund, L.P.
3.	EcoR1 Capital Fund Qualified, L.P.
4.	EcoR1 Venture Opportunity Fund, LP
5.	EcoR1 Capital, LLC
6.	Biotech Opportunity GP, LLC
7.	Oleg Nodelman

Item 2(b).	Address of Principal Business Office or, if none, Residence:

The principal business address of each of the Reporting Persons is as follows:

357 Tehama Street, Floor 3, San Francisco, CA 94103

Item 2(c).	Citizenship:

See responses to Item 4 on each cover page.

Item 2(d).	Titles of Classes of Securities:

Class A Ordinary Shares, par value $0.0001 per share

Item 2(e).	CUSIP Number:

G6882C 106

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	Investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).

(f)	☐	Employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g)	☐	Parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

(h)	☐	Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐	Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	☐	Non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J).

(k)	☐	Group in accordance with §240.13d-1(b)(1)(ii)(K).
If filing as a non-U.S. institution in accordance with §240. 13d-1(b)(1)(ii)(J), please specify the type of institution: ______________ .

Item 4.	Ownership

(a)	Amount beneficially owned:

See responses to Item 9 on each cover page.

(b)	Percent of class:

See responses to Item 11 on each cover page.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

See responses to Item 5 on each cover page.

(ii)	Shared power to vote or to direct the vote:

See responses to Item 6 on each cover page.

(iii)	Sole power to dispose or to direct the disposition of:

See responses to Item 7 on each cover page.

(iv)	Shared power to dispose or to direct the disposition of:

See responses to Item 8 on each cover page.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [_].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certification.

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2022

EcoR1 Panacea Holdings II, LLC

By:	/s/ Oleg Nodelman
	Name:	Oleg Nodelman
	Title:	Chief Executive Officer

EcoR1 Capital Fund, L.P.

By:	/s/ Oleg Nodelman
	Name:	Oleg Nodelman
	Title:	Manager of EcoR1 Capital, LLC, its general partner

EcoR1 Capital Fund Qualified, L.P.

By:	/s/ Oleg Nodelman
	Name:	Oleg Nodelman
	Title:	Manager of EcoR1 Capital, LLC, its general partner

EcoR1 Venture Opportunity Fund, LP

By:	/s/ Oleg Nodelman
	Name:	Oleg Nodelman
	Title:	Manager of Biotech Opportunity GP, LLC, its general partner

EcoR1 Capital, LLC

By:	/s/ Oleg Nodelman
	Name:	Oleg Nodelman
	Title:	Manager

Biotech Opportunity GP, LLC

By:	/s/ Oleg Nodelman
	Name:	Oleg Nodelman
	Title:	Manager

Oleg Nodelman

By:	/s/ Oleg Nodelman
	Name:	Oleg Nodelman

Exhibit Index

Exhibit 1	Agreement of Joint Filing as required by Rule 13d-1(k)(1) under the Act.